EXHIBIT 99.1

GOLD STANDARD VENTURES DRILLING CONFIRMS NEW SHALLOW OXIDE GOLD DEPOSIT AT JASPEROID WASH, CARLIN TREND, NEVADA

RC drilling intersects 54.9m of 0.89 g Au/t, 77.7m of 0.48 g Au/t and 30.5m of 0.73 g Au/t

January 11, 2018 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company) today announced results from three reverse-circulation (RC) drill holes at Jasperoid Wash, on claims recently added to its 100%-owned/controlled Railroad Gold Project in Nevada’s Carlin Trend (please refer to the following link - https://goldstandardv.com/lp/jw-jan2018-drill-maps/).  Jasperoid Wash is located approximately 6 km south of the Pinion Deposit and 7.5 km southwest of the Dark Star Deposit. These three holes are a portion of Gold Standard’s 2017 US$15.5 million exploration program (see February 2, 2017 news release).

The Jasperoid Wash drilling was designed to (1) follow-up on results in JW17-01 which intersected 103.7m of 0.56 g Au/t, including a higher-grade zone of 30.5m of 0.93 g Au/t (see October 5, 2017 news release; and (2) target structural zones and elevated surface geochemistry within a 2km by 0.5 km block of pervasively oxidized and altered debris flow conglomerate in the favorable Pennsylvanian-Permian host section.  All three RC holes intersected thick zones of near-surface, oxidized mineralization, effectively increasing the size and grade of the shallow oxide gold zone drilled in JW17-01. The new deposit remains open in all directions.  Results from seven additional RC holes and one core hole are pending.

 Jonathan Awde, CEO and Director of Gold Standard commented: “Jasperoid Wash appears to be emerging as another important deposit for Gold Standard. These results remind us of the early days at North Dark Star where we encountered the same style of mineralization with similar grades and thicknesses. We plan to drill this target aggressively this year with the aim of reporting a maiden resource in 2018. Clearly the additional claims we acquired last year to the south of our Pinion and Dark Star deposits are proving to be an important strategic benefit to the Company and its shareholders.”

Key Highlights

•
In the southern portion of Jasperoid Wash, JW17-04 intersected 54.9m of 0.89 g Au/t including two higher grade zones of 9.1m of 1.25 g Au/t and 12.2m of 1.66 g Au/t.  Mineralization begins approximately 10m below the current topographic surface.  The intercept is approximately 100m southeast of the JW17-01 intercept of 103.7m of 0.56 g Au/t.  Mineralization in JW17-04 is open to the west, south and east.

•	JW17-10 intersected two thick zones of near-surface oxide mineralization including 77.7m of 0.48 g Au/t and 30.5m of 0.31 g Au/t. These intercepts are approximately 390m north-northeast of JW17-04.

•
JW17-08, which is approximately 250m north-northeast of JW17-10, intersected 30.5m of 0.73 g Au/t including a higher-grade zone of 9.1m of 1.41 g Au/t.   Mineralization begins approximately 20m below the current topographic surface and is open to the west, north and east.

•	Gold cyanide shake tests on mineralized pulp samples indicate Jasperoid Wash is generally oxidized mineralization.

•
Current drilling by Gold Standard and historical drilling by Westmont drilling have outlined a zone approximately 750m long (striking north-northeast) by 350m wide (east-west) of near-surface, shallow, oxide gold mineralization that remains open in all directions.  Gold Standard has acquired the necessary permits to conduct an aggressive exploration program on this high-value target in 2018.

•
The 2017 drilling has continued to establish the Pennsylvanian-Permian age carbonate rocks as an important gold host on the Carlin Trend.  Regionally, this highly prospective carbonate host section intersects the Carlin Trend in the southern portion of Gold Standard’s Railroad property.  The gold mineralization at Jasperoid Wash, Dark Star and Dixie occurs in these favorable host rocks. The results at Jasperoid Wash appear to increase the potential for a further discovery at Dixie.

Jasperoid Wash drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
JW17-04	RC	90	-50	199.7	13.7-68.6	54.9	0.89
Including Including					27.4-36.5	9.1	1.25
					44.2-56.4	12.2	1.66
					79.2-83.8	4.6	0.17
					125.0-131.1	6.1	0.21
					138.7-140.2	1.5	0.14
JW17-08	RC	90	-50	339.9	0-21.3	21.3	0.18
Including					27.4-57.9	30.5	0.73
					38.1-47.2	9.1	1.41
					70.1-76.2	6.1	0.26
					80.8-96.0	15.2	0.20
					100.6-102.1	1.5	0.16
					106.7-108.2	1.5	0.14
					123.5- 137.2	13.7	0.26
					141.8-149.4	7.6	0.18
					178.4-179.9	1.5	0.17
					190.5-192.0	1.5	0.15
					202.7-204.4	1.5	0.15
					208.8-210.3	1.5	0.16
JW17-10	RC	90	-50	521.3	24.3-27.4	3.1	0.23
					36.6-38.1	1.5	0.18
					42.7-120.4	77.7	0.48
					123.5-125.0	1.5	0.16
					129.6-135.7	6.1	0.20
					138.7-141.8	3.1	0.15
					147.9-178.4	30.5	0.31
					202.7-204.2	1.5	0.15
					205.8-207.3	1.5	0.16
					228.7-230.2	1.5	0.20
					257.6-259.1	1.5	0.15
** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated: “We are successfully applying our Dark Star exploration model in targeting a Pennsylvanian-Permian debris flow carbonate hosted gold system at Jasperoid Wash.  As results from these holes show, Jasperoid Wash is looking very similar to our shallow Dark Star oxide gold deposit at this early stage of exploration.  The Jasperoid Wash deposit remains open in multiple directions, and we are well positioned to grow this new deposit in 2018.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored.  A blank or certified reference material was inserted approximately every tenth sample.  The RC samples were delivered to either ALS Minerals or Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized.  Resulting sample pulps were shipped to either ALS Minerals or Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services or Minex of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au.  The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com